SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	April	2008
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Document Index

Documents

1.	News Release, dated April 2, 2008

 Document 1

NOT FOR RELEASE OVER U.S. NEWSWIRE SERVICES OR DISSEMMINATION IN THE U.S.

ACE AVIATION HOLDINGS INC. ANNOUNCES SECONDARY OFFERING OF
UNITS OF AEROPLAN INCOME FUND

MONTREAL, April 2, 2008 - ACE Aviation Holdings Inc. announced today that it has entered into an agreement with a group of underwriters to sell an aggregate of 20.4 million trust units (Units) of Aeroplan Income Fund at a price of $17.50 per Unit, for gross proceeds of $357 million.  Aeroplan Income Fund will not receive any of the proceeds from the offering.  A preliminary short form prospectus is expected to be filed in each of the provinces and territories of Canada by April 8, 2008.  The offering is expected to close on or about April 21, 2008 and is subject to certain conditions including the receipt of all required regulatory approvals.  The underwriting syndicate is being led by RBC Capital Markets and CIBC World Markets Inc.

Immediately following the offering, ACE Aviation Holdings Inc. will retain 19,892,088 units of Aeroplan Income Fund, representing 9.9% of the 199,968,791 units issued and outstanding.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to expectations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE Aviation. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent ACE Aviation's expectations as of the date they are made and are subject to change after such date. However, ACE Aviation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

About ACE Aviation Holdings Inc.

ACE Aviation Holdings Inc. is a holding company of various aviation interests including Air Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS.

Contacts :

ACE Aviation :              Isabelle Arthur (Montréal)               (514) 422-5788
Peter Fitzpatrick (Toronto)             (416) 263-5576
Angela Mah (Vancouver)                (604) 270-5741

Internet:                        aceaviation.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	April 2, 2008	By:	/s/ SYDNEY JOHN ISAACS
Name: Sydney John Isaacs Title: Senior Vice President, Corporate Development and Chief Legal Officer